UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Barclays announces Barclays Q1 2014, 2013 & 2012 Results Restatement - dated 10 July 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 10, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 10, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC

Group Reporting Changes

Q1 2014, 2013 & 2012 Results Restatement Document

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Balance sheet comparative figures have been restated to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation. The abbreviations £m and £bn represent millions and thousands of millions of Pounds Sterling.

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; disposal of the investment in BlackRock, Inc; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment.

All capital measures, risk weighted assets and leverage disclosures are on a CRD IV basis unless otherwise stated.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

The information in this announcement does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays PLC’s and its subsidiaries’ (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the US Securities and Exchange Commission  (SEC) including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013 and our quarterly results to 31 March 2014 on form 6-K, which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Overview of reporting changes

This document provides further details of the impact on the Group’s financial reporting as a result of the business reorganisation outlined in the Group Strategy Update on 8 May 2014.

Barclays will now focus on four Core businesses:
•	Personal and Corporate Banking;
•	Barclaycard;
•	Africa Banking; and
•	Investment Bank.

A Non-Core segment has also been created, consisting of businesses and assets which are no longer considered a strategic fit with the Core business of Barclays. This segment comprises three main elements:
•	Parts of the Investment Bank;
•	All of Europe Retail; and
•	Parts of the Corporate Bank in Europe and the Middle East, and certain long-dated Corporate loans.

The document outlines the impact on the Group’s segmental results from the Group structure changes and the subsequent reallocation of elements of the Head Office results to the businesses post the resegmentation. While the Head Office allocation and resegmentation affects the reported results of the individual businesses, they have no impact on the Group’s primary financial statements.

As Management principally reviews adjusting items at a Group level, segmental results are presented on an adjusted basis in accordance with IFRS 8 Operating Segments.  Statutory and adjusted performance is reconciled at a Group level only.

A summary of the financial results for the resegmented Group for the year ended 31 December 2013 is shown in the table below:

2013 Barclays Results	Adjusted
	Personal & Corporate Banking	Barclaycard	Africa Banking	Investment Bank	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	8,723	4,103	4,039	8,855	142	25,862	2,293	28,155
Credit impairment (charges)/releases and other provisions	(621)	(1,096)	(479)	22	3	(2,171)	(900)	(3,071)
Net operating income	8,102	3,007	3,560	8,877	145	23,691	1,393	25,084
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(5,460)	(1,786)	(2,451)	(6,172)	(113)	(15,982)	(2,198)	(18,180)
UK bank levy	(66)	(22)	(42)	(236)	(29)	(395)	(109)	(504)
Costs to achieve Transform	(384)	(49)	(26)	(190)	(22)	(671)	(538)	(1,209)
Operating expenses	(5,910)	(1,857)	(2,519)	(6,598)	(164)	(17,048)	(2,845)	(19,893)
Other net income/(expense)	41	33	8	-	4	86	(110)	(24)
Profit/(loss) before tax	2,233	1,183	1,049	2,279	(15)	6,729	(1,562)	5,167
Attributable profit/(loss)	1,681	822	356	1,515	(89)	4,285	(1,890)	2,395

Performance Measures
Return on average tangible equity	12.7%	19.9%	11.3%	9.8%	2.9%1	15.1%	(9.8%)1	5.3%
Return on average equity	9.7%	15.5%	8.1%	9.4%	1.8%1	11.9%	(7.4%)1	4.5%
Cost: income ratio	68%	45%	62%	75%		66%	124%	71%
Loan loss rate (bps)	28	332	128	(2)		55	107	64

Capital Management (£bn)
Risk weighted assets - fully loaded CRD IV	118	36	38	126	8	326	110	436
Average allocated tangible equity	13	4	3	15	(8)	28	17	45
Average allocated equity	17	5	4	16	(7)	36	17	53

1
Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents the dilution for Barclays Core and the Group respectively. The change in Barclays Non-Core return on average equity dilution, as compared to the Group Strategy Update on 8 May 2014, includes the transfer, to the Investment Bank, of the £259m gain recognised in Q2 2013 in respect of assets not yet received from the 2008 US Lehman acquisition. As the majority of the activities acquired in 2008 form part of the ongoing core Investment Bank activities and as a direct consequence of the acquisition, it has been determined more appropriate to include this gain within the Investment Bank comparative.

Overview of reporting changes

Segmental restatements

Group Structure changes

In this document the Q1 2014, full year 2013 and full year 2012 segmental results have been restated to align to the new organisational structure announced on 8 May 2014:

Personal and Corporate Banking combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

Barclaycard is largely unchanged, with the exception of the Africa Cards business moving to Africa Banking and the UK secured lending portfolio moving to Non-Core.

Africa Banking aligns the reporting of the business to how it is now managed. The previously reported Africa Retail and Business Banking has been combined with the other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management.  The Africa Head Office function has also been transferred to Africa Banking.  This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking.  The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

The Investment Bank now consists of origination led and returns focused markets and banking businesses. Non-strategic and lower returning businesses have been moved to the Non-Core segment and the African Investment Banking business has been moved to Africa Banking. Investment Bank treasury operations have been moved to be reported where they are now managed alongside the Group treasury operations within Head Office and Other Operations.

Head Office and Other Operations is largely unchanged with the exception of the addition of Investment Bank treasury operations and the transfer of the Africa Head Office function.

Barclays Non-Core (BNC) groups together businesses and assets that are not strategically attractive to Barclays and that will be exited over time.

Businesses have been placed in BNC on the basis of two criteria:
•	Strategic focus – businesses and portfolios that do not fit with our strategic customer franchise or are a poor fit with our sources of competitive advantage; and
•
Returns on CRD IV capital and leverage exposure - businesses and portfolios that are capital and/or leverage intensive, with high cost structures, and do not expect to meet our return targets over the medium term.

Overview of reporting changes

BNC definition and allocations

Key judgments around the allocation of activity and related financial metrics between Core segments and BNC include the following:

Income

Where entire business lines have been determined not to be strategically attractive, they have been placed within BNC.  In other areas, particularly within the Investment Bank, particular assets or areas of activity have been identified not to be strategically attractive and similarly placed within BNC.  In certain instances, this has involved some judgment including, in particular, the two areas outlined below:

Fixed Income Financing
Following the Strategic Update, the core Fixed Income Financing business has been mandated to operate within limits defined by utilisation of leverage balance sheet.  The Group’s overall level of activity in this area will be reduced to come in line with these limits over time.  Until then, activity in excess of the Investment Bank’s mandate is Non-Core and BNC has assumed responsibility for that activity.  This principally comprises the transfer of a proportion of the portfolio from the Investment Bank to BNC on arm’s length terms.  In addition, over time, specific asset types within the Fixed Income Financing business that are not aligned to the firm’s ongoing strategy will be identified and transferred to BNC in their entirety, while being run down or exited.

Derivative portfolios
A number of derivative portfolios in the Investment Bank reflect activity that is no longer attractive for the bank following changes in the regulatory environment and related market behaviour and pricing.  Such changes have happened over time but in the interests of simplicity, these portfolios have been defined to comprise positions entered into before the principal implementation of CRD IV. Accordingly, responsibility for those portfolios after that point has been transferred to BNC.  The results for those portfolios prior to that point will remain in the historical Investment Bank results.

Expense

Cost allocation
The direct costs of Non-Core activity are reported within BNC. Where it has been necessary to make allocations of such costs between operating segments, this has been done with the objective of reporting costs in the same operating segment as the related income.  Indirect costs, such as those arising from infrastructure and distribution, have been allocated by reference to the same objective, using appropriate measures of activity such as trade volume and time spent.

Litigation and conduct
Provisions and contingent liabilities relating to litigation and conduct matters are reported within BNC where they relate to Non-Core businesses.  Payment Protection Insurance and Interest Rate Hedging Products redress provisions have been reported as adjusting items and are not attributed to any operating segment.

Tax

Tax is recognised within the operating segment that has recognised the associated profit or loss.  Deferred tax balances have been allocated to the operating segment that originated the related temporary difference, tax loss or tax credit.

RWAs

RWAs have been allocated to operating segments directly where possible, otherwise using judgemental allocations. Where practicable and appropriate, these methodologies calculate RWAs for Core segments on a standalone basis (such that only the netting and diversification benefits attributable to that segment are incorporated), with the residual allocated to BNC. This would mean that the BNC RWAs are lower than they would be on a standalone basis.

Overview of reporting changes

Head Office Allocations

The Group allocates elements of the Head Office performance to business segments, so that the aggregate of those businesses’ results is closely aligned to the Group’s results, including Group return on equity.

The underlying principle of materially allocating all of the Head Office income and costs to businesses is unchanged, although the basis of allocation has been updated as part of the restatement, in particular in relation to the following:

•
In recognition of the local equity listing of the BAGL entity, the significant minority interest in the business and existing local Head Office functionality, Head Office allocations to Africa Banking have been restated to those that are deemed to be incrementally incurred as a consequence of Barclays operations in Africa. Investment Bank treasury operations have been resegmented to Head Office; and

•	Residual Group treasury funding costs have been allocated from Head Office to other segments using appropriate methodologies to reflect business accountability.

Barclays Performance Highlights

Barclays Results for the three months ended	Adjusted	Statutory
	31.03.14	31.03.14
	Barclays Core	Barclays Non-Core	Barclays Group	Barclays Group
	£m	£m	£m	£m
Total income net of insurance claims	6,277	373	6,650	6,769
Credit impairment charges and other provisions	(481)	(67)	(548)	(548)
Net operating income	5,796	306	6,102	6,221
Operating expenses (excluding costs to achieve Transform)	(3,753)	(442)	(4,195)	(4,195)
Costs to achieve Transform	(216)	(24)	(240)	(240)
Operating expenses	(3,969)	(466)	(4,435)	(4,435)
Other net income	20	6	26	26
Profit/(loss) before tax	1,847	(154)	1,693	1,812
Attributable profit/(loss)1	1,053	(171)	882	965

Performance Measures
Return on average tangible shareholders' equity2	13.1%	(5.6%)	7.5%	8.3%
Return on average shareholders' equity2	10.6%	(4.2%)	6.4%	7.1%
Cost: income ratio	63%	125%	67%	66%
Loan loss rate (bps)			45	45

Basic earnings per share	6.5p	(1.1p)	5.4p	5.9p
Dividend per share				1.0p

Balance Sheet and Leverage
Net asset value per share3				331p
Net tangible asset value per share3				284p
Estimated PRA leverage exposure				£1,326bn

Capital Management
CRD IV fully loaded
Common equity tier 1 ratio				9.6%
Common equity tier 1 capital				£41.4bn
Risk weighted assets	£323bn	£106bn		£429bn
Estimated leverage ratio				3.3%
Estimated PRA leverage ratio				3.1%

Funding and Liquidity
Group liquidity pool				£134bn
Loan: deposit ratio				101%
Estimated liquidity coverage ratio				109%

Adjusted Profit Reconciliation
Adjusted profit before tax				1,693
Own credit				119
Statutory profit before tax				1,812

1	Attributable profit/(loss) comprises profit/(loss) after tax and non-controlling interests.
2	Return on average equity and average tangible equity for Barclays Non-Core represents the dilution for the Group.
3
Net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.  Net tangible asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares.

Barclays Performance Highlights

Barclays Results for the twelve months ended	Adjusted	Statutory
	31.12.13	31.12.13

	Barclays Core	Barclays Non-Core	Barclays Group	Barclays Group
	£m	£m	£m	£m
Total income net of insurance claims	25,862	2,293	28,155	27,935
Credit impairment charges and other provisions	(2,171)	(900)	(3,071)	(3,071)
Net operating income	23,691	1,393	25,084	24,864
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(15,982)	(2,198)	(18,180)	(20,259)
UK bank levy	(395)	(109)	(504)	(504)
Costs to achieve Transform	(671)	(538)	(1,209)	(1,209)
Operating expenses	(17,048)	(2,845)	(19,893)	(21,972)
Other net income/(expense)	86	(110)	(24)	(24)
Profit/(loss) before tax	6,729	(1,562)	5,167	2,868
Attributable profit/(loss)1	4,285	(1,890)	2,395	540

Performance Measures
Return on average tangible shareholders' equity2	15.1%	(9.8%)	5.3%	1.2%
Return on average shareholders' equity2	11.9%	(7.4%)	4.5%	1.0%
Cost: income ratio	66%	124%	71%	79%
Loan loss rate (bps)	55	107	64	64

Basic earnings per share	29.9p	(13.2p)	16.7p	3.8p
Dividend per share				6.5p

Balance Sheet and Leverage
Net asset value per share3				331p
Net tangible asset value per share3				283p
Estimated PRA leverage exposure				£1,365bn

Capital Management
CRD IV fully loaded
Common equity tier 1 ratio				9.3%
Common equity tier 1 capital				£40.4bn
Risk weighted assets	£326bn	£110bn		£436bn
Estimated leverage ratio				3.1%
Estimated PRA leverage ratio				3.0%

Funding and Liquidity
Group liquidity pool				£127bn
Loan: deposit ratio				101%
Estimated liquidity coverage ratio				102%
Estimated net stable funding ratio				110%

Adjusted Profit Reconciliation
Adjusted profit before tax				5,167
Own credit				(220)
Provision for PPI redress				(1,350)
Provision for interest rate hedging products redress				(650)
Goodwill impairment				(79)
Statutory profit before tax				2,868

1	Attributable profit/(loss) comprises profit/(loss) after tax and non-controlling interests.
2	Return on average equity and average tangible equity for Barclays Non-Core represents the dilution for the Group.
3
Net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.  Net tangible asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares.

Barclays Performance Highlights

Barclays Results for the twelve months ended	Adjusted	Statutory
	31.12.12	31.12.12

	Barclays Core	Barclays Non-Core	Barclays Group	Barclays Group
	£m	£m	£m	£m
Total income net of insurance claims	26,154	3,207	29,361	25,009
Credit impairment charges and other provisions	(2,378)	(962)	(3,340)	(3,340)
Net operating income	23,776	2,245	26,021	21,669
Operating expenses (excluding UK bank levy)	(16,209)	(2,008)	(18,217)	(20,667)
UK bank levy	(263)	(82)	(345)	(345)
Operating expenses	(16,472)	(2,090)	(18,562)	(21,012)
Other net income	75	65	140	140
Profit before tax	7,379	220	7,599	797
Attributable profit/(loss)1	4,120	515	4,635	(624)

Performance Measures
Return on average tangible shareholders' equity2,3	12.4%	(1.8%)	10.6%	(1.4%)
Return on average shareholders' equity2,3	10.1%	(1.1%)	9.0%	(1.2%)
Cost: income ratio	63%	65%	63%	84%
Loan loss rate (bps)	63	93	70	70

Basic earnings per share	31.6p	3.9p	35.5p	(4.8p)
Dividend per share				6.5p

Balance Sheet
Net asset value per share4				414p
Net tangible asset value per share4				349p

Capital Management
CRD IV fully loaded
Risk weighted assets				£468bn

Funding and Liquidity
Group liquidity pool				£150bn
Loan: deposit ratio				110%
Estimated liquidity coverage ratio				126%
Estimated net stable funding ratio				112%

Adjusted Profit Reconciliation
Adjusted profit before tax				7,599
Own credit				(4,579)
Gain on disposal of BlackRock, Inc. investment				227
Provision for PPI redress				(1,600)
Provision for interest rate hedging products redress				(850)
Statutory profit before tax				797

1	Attributable profit/(loss) comprises profit/(loss) after tax and non-controlling interests.
2	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.
3	Return on average equity and average tangible equity for Barclays Non-Core represents the dilution for the Group.
4
Net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.  Net tangible asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares.

Barclays Performance Highlights

Restated Barclays Core Results by Quarter	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,277	6,189	6,076	6,773	6,824	6,115	6,278	6,658	7,103
Credit impairment charges and other provisions	(481)	(542)	(554)	(558)	(517)	(600)	(628)	(590)	(560)
Net operating income	5,796	5,647	5,522	6,215	6,307	5,515	5,650	6,068	6,543
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(3,753)	(4,114)	(3,776)	(3,853)	(4,239)	(3,844)	(3,906)	(4,023)	(4,436)
UK bank levy	-	(395)	-	-	-	(263)	-	-	-
Costs to achieve Transform	(216)	(365)	(84)	(64)	(158)	-	-	-	-
Operating expenses	(3,969)	(4,874)	(3,860)	(3,917)	(4,397)	(4,107)	(3,906)	(4,023)	(4,436)
Other net income	20	15	15	13	43	21	12	31	11
Profit before tax	1,847	788	1,677	2,311	1,953	1,429	1,756	2,076	2,118
Attributable profit	1,053	601	1,009	1,360	1,315	687	895	1,157	1,381

Restated Barclays Non-Core Results by Quarter	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	373	450	368	564	911	752	724	726	1,005
Credit impairment charges and other provisions	(67)	(176)	(168)	(367)	(189)	(226)	(177)	(335)	(224)
Net operating income	306	274	200	197	722	526	547	391	781
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(442)	(664)	(485)	(507)	(542)	(500)	(447)	(532)	(529)
UK bank levy	-	(109)	-	-	-	(82)	-	-	-
Costs to achieve Transform	(24)	(103)	(17)	(62)	(356)	-	-	-	-
Operating expenses	(466)	(876)	(502)	(569)	(898)	(582)	(447)	(532)	(529)
Other net income/(expense)	6	4	10	(135)	11	21	9	10	25
(Loss)/profit before tax	(154)	(598)	(292)	(507)	(165)	(35)	109	(131)	277
Attributable (loss)/profit	(171)	(997)	(274)	(314)	(305)	53	179	(83)	366

Results by Business

2013 Personal and Corporate Banking	Restatement Adjustments
Income Statement Information	UK RBB (Published)	Corporate Banking (Published)	Wealth & Investment M'gment (Published)	Group Structure	Head Office Allocation	2013 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	3,395	1,987	859	(270)	(78)	5,893
Net fee and commission income	1,098	992	968	(335)	-	2,723
Net trading income	-	97	17	(60)	-	54
Net investment income	-	12	1	-	-	13
Net premiums from insurance contracts	46	-	-	(29)	-	17
Other income/(expense)	1	27	(6)	1	-	23
Total income	4,540	3,115	1,839	(693)	(78)	8,723
Net claims and benefits incurred under insurance contracts	(17)	-	-	17	-	-
Total income net of insurance claims	4,523	3,115	1,839	(676)	(78)	8,723
Credit impairment charges and other provisions	(347)	(510)	(121)	357	-	(621)
Net operating income	4,176	2,605	1,718	(319)	(78)	8,102

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(2,812)	(1,641)	(1,586)	593	(14)	(5,460)
UK bank levy	(21)	(51)	(6)	-	12	(66)
Costs to achieve Transform	(175)	(114)	(158)	63	-	(384)
Operating expenses	(3,008)	(1,806)	(1,750)	656	(2)	(5,910)

Other net income	27	2	13	(1)	-	41
Profit/(loss) before tax	1,195	801	(19)	336	(80)	2,233
Attributable profit/(loss)1	917	247	(24)	606	(65)	1,681

Balance Sheet Information
Loans and advances to customers at amortised cost	£136.5bn	£61.1bn	£23.1bn	£(8.5bn)		£212.2bn
Loans and advances to customers at fair value	-	£15.7bn	-	£(15.4bn)		£0.3bn
Customer deposits	£135.5bn	£108.7bn	£63.4bn	£(11.7bn)		£295.9bn
Total assets2	£152.9bn	£113.9bn	£37.6bn	£(25.9bn)		£278.5bn
Risk weighted assets - fully loaded CRD IV2	£44.1bn	£70.5bn	£17.3bn	£(13.6bn)		£118.3bn

Performance Measures
Return on average tangible equity3	20.0%	3.3%	(1.4%)			12.7%
Return on average equity3	11.5%	3.1%	(1.0%)			9.7%
Cost: income ratio	67%	58%	95%			68%
Loan loss rate (bps)	25	77	51			28

1	Attributable profit comprises profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
3
As part of the restatement, 2013 returns have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Results by Business

2012 Personal and Corporate Banking	Restatement Adjustments
Income Statement Information	UK RBB (Published)	Corporate Banking (Published)	Wealth and Investment M'gment (Published)	Group Structure	Head Office Allocation	2012 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	3,190	1,911	856	(235)	8	5,730
Net fee and commission income	1,154	998	948	(323)	-	2,777
Net trading income	-	87	16	(86)	-	17
Net investment income	-	23	-	(2)	-	21
Net premiums from insurance contracts	74	-	-	(49)	-	25
Other (expense)/income	(1)	27	-	(17)	-	9
Total income	4,417	3,046	1,820	(712)	8	8,579
Net claims and benefits incurred under insurance contracts	(33)	-	-	33	-	-
Total income net of insurance claims	4,384	3,046	1,820	(679)	8	8,579
Credit impairment charges and other provisions	(269)	(885)	(38)	566	-	(626)
Net operating income	4,115	2,161	1,782	(113)	8	7,953

Operating expenses (excluding UK bank levy)	(2,877)	(1,672)	(1,505)	621	(23)	(5,456)
UK bank levy	(17)	(39)	(4)	-	11	(49)
Operating expenses	(2,894)	(1,711)	(1,509)	621	(12)	(5,505)

Other net income	4	10	1	(8)	-	7
Profit before tax	1,225	460	274	500	(4)	2,455
Attributable profit1	875	228	222	394	(16)	1,703

Balance Sheet Information
Loans and advances to customers at amortised cost	£128.1bn	£64.3bn	£21.3bn	£(9.9bn)		£203.8bn
Loans and advances to customers at fair value	-	£17.6bn	-	£(17.2bn)		£0.4bn
Customer deposits	£116.0bn	£99.6bn	£53.8bn	£(13.0bn)		£256.4bn
Total assets	£134.6bn	£87.8bn	£24.5bn	£(31.2bn)		£215.7bn

Performance Measures
Return on average tangible equity2	22.9%	3.1%	15.5%			15.0%
Return on average equity2	12.3%	2.9%	11.2%			11.1%
Cost: income ratio	66%	56%	83%			64%
Loan loss rate (bps)	21	127	17			30

1	Attributable profit comprises profit after tax and non-controlling interests.
2	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

Results by Business

Personal and Corporate Banking

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	2,173	2,166	2,252	2,192	2,113	2,153	2,151	2,146	2,129
Credit impairment charges and other provisions	(135)	(169)	(153)	(165)	(134)	(191)	(152)	(118)	(165)
Net operating income	2,038	1,997	2,099	2,027	1,979	1,962	1,999	2,028	1,964
Operating expenses (excluding UK bank levy and Costs to achieve Transform)	(1,298)	(1,388)	(1,318)	(1,378)	(1,376)	(1,337)	(1,356)	(1,329)	(1,434)
UK bank levy	-	(66)	-	-	-	(49)	-	-	-
Costs to achieve Transform	(57)	(219)	(73)	(55)	(37)	-	-	-	-
Operating expenses	(1,355)	(1,673)	(1,391)	(1,433)	(1,413)	(1,386)	(1,356)	(1,329)	(1,434)
Other net income/(expense)	5	3	1	7	30	3	7	(1)	(2)
Profit before tax	688	327	709	601	596	579	650	698	528

Results by Business

Barclaycard	Restatement Adjustments	Restatement Adjustments
Income Statement Information	2013 (Published)	Group Structure	Head Office Allocation	2013 as Restated	2012 (Published)	Group Structure	Head Office Allocation	2012 as Restated
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,318	(434)	(55)	2,829	3,009	(347)	(30)	2,632
Net fee and commission income	1,435	(179)	-	1,256	1,292	(126)	-	1,166
Net premiums from insurance contracts	26	(16)	-	10	36	(21)	-	15
Other income	7	1	-	8	7	(4)	-	3
Total income net of insurance claims	4,786	(628)	(55)	4,103	4,344	(498)	(30)	3,816
Credit impairment charges and other provisions	(1,264)	168	-	(1,096)	(1,049)	49	-	(1,000)
Net operating income	3,522	(460)	(55)	3,007	3,295	(449)	(30)	2,816

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(1,975)	200	(11)	(1,786)	(1,826)	164	(7)	(1,669)
UK bank levy	(24)	-	2	(22)	(16)	-	1	(15)
Costs to achieve Transform	(49)	-	-	(49)	-	-	-	-
Operating expenses	(2,048)	200	(9)	(1,857)	(1,842)	164	(6)	(1,684)

Other net income	33	-	-	33	29	-	-	29
Profit before tax	1,507	(260)	(64)	1,183	1,482	(285)	(36)	1,161
Attributable profit1	1,006	(132)	(52)	822	975	(125)	(38)	812

Balance Sheet Information
Loans and advances to customers at amortised cost	£35.6bn	£(4.1bn)		£31.5bn	£33.8bn	£(5.0bn)		£28.8bn
Customer deposits	£5.2bn	£(0.1bn)		£5.1bn	£2.8bn	£(0.1bn)		£2.7bn
Total assets2	£38.9bn	£(4.5bn)		£34.4bn	£38.2bn	£(5.3bn)		£32.9bn
Risk weighted assets - fully loaded CRD IV2	£40.5bn	£(4.8bn)		£35.7bn

Performance Measures
Return on average tangible equity3	24.5%			19.9%	26.9%			23.7%
Return on average equity3	18.4%			15.5%	19.8%			18.0%
Cost: income ratio	43%			45%	42%			44%
Loan loss rate (bps)	337			332	294			328

1	Attributable profit comprises profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
3
As part of the restatement, 2013 returns have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III). 2012 returns remain based on CRD III.

Results by Business

Barclaycard

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	1,042	1,034	1,050	1,030	989	987	956	962	911
Credit impairment charges and other provisions	(269)	(266)	(290)	(272)	(268)	(265)	(259)	(242)	(234)
Net operating income	773	768	760	758	721	722	697	720	677
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(402)	(457)	(455)	(424)	(450)	(472)	(401)	(402)	(394)
UK bank levy	-	(22)	-	-	-	(15)	-	-	-
Costs to achieve Transform	(13)	(38)	(6)	(5)	-	-	-	-	-
Operating expenses	(415)	(517)	(461)	(429)	(450)	(487)	(401)	(402)	(394)
Other net income	10	5	12	7	9	5	7	8	9
Profit before tax	368	256	311	336	280	240	303	326	292

Results by Business

Africa Banking
	Restatement Adjustments	Restatement Adjustments
Income Statement Information	Africa RBB 2013 (Published)	Group Structure	Head Office Allocation	2013 as Restated	Africa RBB 2012 (Published)	Group Structure	Head Office Allocation	2012 as Restated
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,437	662	146	2,245	1,654	531	128	2,313
Net fee and commission income	924	330	-	1,254	1,065	319	-	1,384
Net premiums from insurance contracts	359	15	-	374	417	15	-	432
Other income/(expense)	81	270	-	351	(1)	394	-	393
Total income	2,801	1,277	146	4,224	3,135	1,259	128	4,522
Net claims and benefits incurred under insurance contracts	(184)	(1)	-	(185)	(207)	(1)	-	(208)
Total income net of insurance claims	2,617	1,276	146	4,039	2,928	1,258	128	4,314
Credit impairment charges and other provisions	(324)	(155)	-	(479)	(632)	(63)	-	(695)
Net operating income	2,293	1,121	146	3,560	2,296	1,195	128	3,619

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(1,842)	(665)	56	(2,451)	(1,960)	(673)	49	(2,584)
UK bank levy	(28)	-	(14)	(42)	(24)	-	(10)	(34)
Costs to achieve Transform	(26)	-	-	(26)	-	-	-	-
Operating expenses	(1,896)	(665)	42	(2,519)	(1,984)	(673)	39	(2,618)

Other net income	7	1	-	8	10	8	-	18
Profit before tax	404	457	188	1,049	322	530	167	1,019
Attributable profit/(loss)1	9	189	158	356	(4)	224	127	347

Balance Sheet Information
Loans and advances to customers at amortised cost	£24.2bn	£10.7bn		£34.9bn	£29.9bn	£11.3bn		£41.2bn
Customer deposits	£16.9bn	£17.7bn		£34.6bn	£19.5bn	£20.2bn		£39.7bn
Total assets	£33.5bn	£21.4bn		£54.9bn	£42.2bn	£22.7bn		£64.9bn
Risk weighted assets - fully loaded CRD IV	£22.8bn	£15.2bn		£38.0bn

Performance Measures
Return on average tangible equity2	0.8%			11.3%	(0.2%)			10.0%
Return on average equity2	0.4%			8.1%	(0.1%)			7.2%
Cost: income ratio	72%			62%	68%			61%
Loan loss rate (bps)	128			128	202			158

1	Attributable profit comprises profit after tax and non-controlling interests.
2
The equity used for return on equity has been restated to reflect Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both Barclays’ goodwill on acquisition and the goodwill and intangibles held within the statutory equity.

Results by Business

Africa Banking

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	878	980	1,004	1,016	1,039	1,064	1,043	1,090	1,117
Credit impairment charges and other provisions	(96)	(104)	(101)	(131)	(143)	(164)	(192)	(222)	(117)
Net operating income	782	876	903	885	896	900	851	868	1,000
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(537)	(616)	(605)	(597)	(633)	(605)	(660)	(624)	(695)
UK bank levy	-	(42)	-	-	-	(34)	-	-	-
Costs to achieve Transform	(9)	(15)	(2)	(9)	-	-	-	-	-
Operating expenses	(546)	(673)	(607)	(606)	(633)	(639)	(660)	(624)	(695)
Other net income	4	-	3	4	1	12	3	1	2
Profit before tax	240	203	299	283	264	273	194	245	307

Results by Business

Investment Bank
	Restatement Adjustments	Restatement Adjustments
Income Statement Information	2013 (Published)	Group Structure	Head Office Allocation	2013 as Restated	2012 (Published)	Group Structure	Head Office Allocation	2012 as Restated
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	349	144	(100)	393	530	(292)	(29)	209
Net fee and commission income	3,236	(4)	-	3,232	3,029	(5)	-	3,024
Net trading income	6,610	(1,641)	-	4,969	7,688	(1,785)	-	5,903
Net investment income	530	(269)	-	261	521	(558)	-	(37)
Other income	8	(8)	-	-	7	(2)	-	5
Total income	10,733	(1,778)	(100)	8,855	11,775	(2,642)	(29)	9,104
Credit impairment (charges)/releases and other provisions	(220)	242	-	22	(204)	154	-	(50)
Net operating income	10,513	(1,536)	(100)	8,877	11,571	(2,488)	(29)	9,054

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(7,417)	1,259	(14)	(6,172)	(7,425)	1,074	(10)	(6,361)
UK bank levy	(333)	-	97	(236)	(206)	-	67	(139)
Costs to achieve Transform	(262)	72	-	(190)	-	-	-	-
Operating expenses	(8,012)	1,331	83	(6,598)	(7,631)	1,074	57	(6,500)

Other net income	22	(22)	-	-	50	(50)	-	-
Profit before tax	2,523	(227)	(17)	2,279	3,990	(1,464)	28	2,554
Attributable profit1	1,548	(53)	20	1,515	2,680	(1,544)	99	1,235

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£149.3bn	£(44.8bn)		£104.5bn	£151.5bn	£(58.3bn)		£93.2bn
Customer deposits	£86.0bn	£(25.5bn)		£60.5bn	£81.3bn	£(29.7bn)		£51.6bn
Total assets2	£895.2bn	£(455.6bn)		£439.6bn	£1,097.7bn	£(697.4bn)		£400.3bn
Risk weighted assets - fully loaded CRD IV2	£221.6bn	£(95.6bn)		£126.0bn

Performance Measures
Return on average tangible equity3	8.5%			9.8%	13.1%			10.1%
Return on average equity3	8.2%			9.4%	12.7%			9.6%
Cost: income ratio	75%			75%	65%			71%
Compensation: income ratio	43.2%			44.8%	39.6%			45.7%
Loan loss rate (bps)	14			(2)	13			6

Analysis of Total Income
Investment Banking				2,160				2,042
Lending4				325				109
Banking				2,485				2,151
Macro5				2,580				3,559
Credit5				1,257				1,402
Equities				2,297				2.025
Markets				6,134				6,986
Other6				236				(33)
Total income				8,855				9,104

1	Attributable profit comprises profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets reflect a reallocation of liquidity pool assets to other businesses.
3
As part of the restatement, 2013 returns have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III). 2012 returns remain based on CRD III.

4
Lending income includes net interest income, fee income and risk management income or losses relating to the core loan portfolio. While net interest and fee income tends to be broadly stable over time, there is volatility in risk management income or losses.

5	Macro represent Rates, Currencies and Commodities income. Credit represent Credit and Securitised Products income.
6	Other income includes the £259m gain recognised in Q2 2013 in respect of assets not yet received from the 2008 US Lehman acquisition.

Results by Business Investment Bank

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Investment Banking	513	571	526	488	575	621	461	487	473
Lending	103	68	42	141	74	42	(38)	121	(16)
Banking	616	639	568	629	649	663	423	608	457
Macro	552	494	457	689	940	609	841	850	1,259
Credit	346	231	308	239	479	248	356	330	468
Equities	591	421	524	750	602	419	490	603	513
Markets	1,489	1,146	1,289	1,678	2,021	1,276	1,687	1,783	2,240
Other1	(2)	(3)	(6)	252	(7)	(8)	(8)	(7)	(10)
Total income	2,103	1,782	1,851	2,559	2,663	1,931	2,102	2,384	2,687
Credit impairment releases/(charges) and other provisions	19	(6)	(10)	10	28	21	(24)	(5)	(42)
Net operating income	2,122	1,776	1,841	2,569	2,691	1,952	2,078	2,379	2,645
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(1,501)	(1,606)	(1,373)	(1,429)	(1,764)	(1,360)	(1,489)	(1,583)	(1,929)
UK bank levy	-	(236)	-	-	-	(139)	-	-	-
Costs to achieve Transform	(130)	(71)	(3)	-	(116)	-	-	-	-
Operating expenses	(1,631)	(1,913)	(1,376)	(1,429)	(1,880)	(1,499)	(1,489)	(1,583)	(1,929)
Profit/(loss) before tax	491	(137)	465	1,140	811	453	589	796	716

1	Other income includes the £259m gain recognised in Q2 2013 in respect of assets not yet received from the 2008 US Lehman acquisition.

Results by Business

Head Office and Other Operations
Restatement Adjustments	Restatement Adjustments
Income Statement Information	2013 (Published)	Group Structure	Head Office Allocation Revisions	2013 as Restated	2012 (Published)	Group Structure	Head Office Allocation Revisions	2012 as Restated
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest (expense)/income	(165)	34	63	(68)	76	175	(161)	90
Net fee and commission expense	(109)	(8)	-	(117)	(198)	15	-	(183)
Net trading income	35	136	-	171	117	-	-	117
Net investment income	57	11	-	68	267	(43)	-	224
Net premiums from insurance contracts	25	-	-	25	38	-	-	38
Other income	33	30	-	63	56	(1)	-	55
Total (expense)/income	(124)	203	63	142	356	146	(161)	341
Credit impairment releases/(charges) and other provisions	2	1	-	3	(6)	(1)	-	(7)
Net operating (expense)/income	(122)	204	63	145	350	145	(161)	334

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(94)	(64)	45	(113)	(165)	(17)	43	(139)
UK bank levy	(15)	-	(14)	(29)	(19)	1	(8)	(26)
Costs to achieve Transform	(22)	-	-	(22)	-	-	-	-
Operating expenses	(131)	(64)	31	(164)	(184)	(16)	35	(165)

Other net income	5	(1)	-	4	23	(2)	-	21
(Loss)/profit before tax	(248)	139	94	(15)	189	127	(126)	190
Attributable (loss)/profit1	(344)	102	153	(89)	(64)	104	(17)	23

Balance Sheet Information
Total assets2	£26.7bn	£(1.7bn)		£25.0bn	£41.3bn	£105.2bn		£146.5bn
Risk weighted assets - fully loaded CRD IV2	£2.5bn	£5.2bn		£7.7bn

1	Attributable loss/(profit) comprises (loss)/profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets reflect a reduction in the liquidity pool and a reallocation to businesses of liquidity pool assets previously held centrally.

Results by Business

Head Office and Other Operations

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income/(expense) net of insurance claims	81	227	(81)	(24)	20	(20)	26	76	259
Credit impairment releases/(charges) and other provisions	-	3	-	-	-	(1)	(1)	(3)	(2)
Net operating income/(expense)	81	230	(81)	(24)	20	(21)	25	73	257
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(15)	(47)	(25)	(25)	(16)	(70)	-	(85)	16
UK bank levy	-	(29)	-	-	-	(26)	-	-	-
Costs to achieve Transform	(7)	(22)	-	5	(5)	-	-	-	-
Operating expenses	(22)	(98)	(25)	(20)	(21)	(96)	-	(85)	16
Other net income/(expense)	1	7	(1)	(5)	3	1	(5)	23	2
Profit/(loss) before tax	60	139	(107)	(49)	2	(116)	20	11	275

Results by Business

Barclays Non-Core	Restatement Adjustments	Restatement Adjustments
Income Statement Information	Europe RBB 2013 (Published)	Group Structure	Head Office Allocation	2013 as restated	Europe RBB 2012 (Published)	Group Structure	Head Office Allocation	2012 as restated
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	420	(138)	25	307	428	167	85	680
Net fee and commission income	187	196	-	383	248	120	-	368
Net trading income	17	1,310	-	1,327	7	1,539	-	1,546
Net investment income	78	224	-	302	52	568	-	620
Net premiums from insurance contracts	276	30	-	306	331	55	-	386
Other (expense)/income	(4)	(4)	-	(8)	1	(2)	-	(1)
Total income	974	1,618	25	2,617	1,067	2,447	85	3,599
Net claims and benefits incurred under insurance contracts	(308)	(16)	-	(324)	(359)	(33)	-	(392)
Total income net of insurance claims	666	1,602	25	2,293	708	2,414	85	3,207
Credit impairment charges and other provisions	(287)	(613)	-	(900)	(257)	(705)	-	(962)
Net operating income	379	989	25	1,393	451	1,709	85	2,245

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(813)	(1,323)	(62)	(2,198)	(787)	(1,170)	(51)	(2,008)
UK bank levy	(26)	-	(83)	(109)	(20)	-	(62)	(82)
Costs to achieve Transform	(403)	(135)	-	(538)	-	-	-	-
Operating expenses	(1,242)	(1,458)	(145)	(2,845)	(807)	(1,170)	(113)	(2,090)

Other net (expense)/income	(133)	23	-	(110)	13	52	-	65
(Loss)/profit before tax	(996)	(446)	(120)	(1,562)	(343)	591	(28)	220
Attributable (loss)1	(964)	(713)	(213)	(1,890)	(277)	947	(155)	515

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£37.4bn	£44.5bn		£81.9bn	£39.5bn	£59.6bn		£99.1bn
Loans and advances to customers at fair value	-	£17.6bn		£17.6bn	-	£20.2bn		£20.2bn
Customer deposits	£16.3bn	£13.0bn		£29.3bn	£17.6bn	£14.3bn		£31.9bn
Total assets2	£45.0bn	£466.2bn		£511.2bn	£46.1bn	£605.7bn		£651.8bn
Risk weighted assets - fully loaded CRD IV2	£16.2bn	£93.7bn		£109.9bn

Performance Measures
Return on average tangible equity3				(9.8%)				(1.8%)
Return on average equity3				(7.4%)				(1.1%)
Cost: income ratio				124%				65%
Loan loss rate (bps)	75			107	64			93

1	Attributable loss comprises loss after tax and non-controlling interests.
2	As part of the restatement, 2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
3	Return on average equity and average tangible equity represents the dilution for the Group. 2012 returns based on CRD III.

Results by Business

Barclays Non-Core

Income Statement Information	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	373	450	368	564	911	752	724	726	1,005
Credit impairment charges and other provisions	(67)	(176)	(168)	(367)	(189)	(226)	(177)	(335)	(224)
Net operating income	306	274	200	197	722	526	547	391	781

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(442)	(664)	(485)	(507)	(542)	(500)	(447)	(532)	(529)
UK bank levy	-	(109)	-	-	-	(82)	-	-	-
Costs to achieve Transform	(24)	(103)	(17)	(62)	(356)	-	-	-	-
Operating expenses	(466)	(876)	(502)	(569)	(898)	(582)	(447)	(532)	(529)
Other net income/(expense)	6	4	10	(135)	11	21	9	10	25
(Loss)/profit before tax	(154)	(598)	(292)	(507)	(165)	(35)	109	(131)	277

Appendix I – Performance Management

Restated Returns and Equity by Business
Adjusted

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	31.03.14	31.03.131	31.12.13	31.12.121
Return on Average Equity	%	%	%	%
Personal and Corporate Banking	11.1	10.0	9.7	11.1
Barclaycard	18.1	15.0	15.5	18.0
Africa Banking2	11.1	9.5	8.1	7.2
Investment Bank	6.0	14.3	9.4	9.6
Barclays Core excluding Head Office	10.1	12.2	10.1	10.9
Head Office impact3	0.5	2.7	1.8	(0.8)
Barclays Core	10.6	14.9	11.9	10.1
Barclays Non-Core impact3	(4.2)	(7.3)	(7.4)	(1.1)
Barclays Group	6.4	7.6	4.5	9.0

Return on Average Tangible Equity
Personal and Corporate Banking	14.6	13.1	12.7	15.0
Barclaycard	22.5	19.4	19.9	23.7
Africa Banking2	15.5	13.2	11.3	10.0
Investment Bank	6.2	14.8	9.8	10.1
Barclays Core excluding Head Office	12.2	14.6	12.2	13.4
Head Office impact3	0.9	4.4	2.9	(1.0)
Barclays Core	13.1	19.0	15.1	12.4
Barclays Non-Core impact3	(5.6)	(10.0)	(9.8)	(1.8)
Barclays Group	7.5	9.0	5.3	10.6

1
As part of the restatement, 2013 returns have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions.  2012 returns remain based on CRD III.

2
Africa Banking equity used for return on equity has been restated to reflect Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both Barclays’ goodwill on acquisition and the goodwill and intangibles held within the statutory equity.

3	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents the dilution for Barclays Core and the Group respectively.

Appendix I – Performance Management Restated Returns and Equity by Business
Adjusted
	Three Months Ended	Three Months Ended	Year ended	Year ended
	31.03.14	31.03.13	31.12.13	31.12.12
Profit attributable to ordinary equity holders of the parent	£m	£m	£m	£m
Personal and Corporate Banking	480	427	1,681	1,703
Barclaycard	254	195	822	812
Africa Banking	103	114	356	347
Investment Bank	231	594	1,515	1,235
Head Office1	(15)	(15)	(89)	23
Barclays Core	1,053	1,315	4,285	4,120
Barclays Non-Core	(171)	(305)	(1,890)	515
Barclays Group	882	1,010	2,395	4,635

	Average Allocated Equity
	£m	£m	£m	£m
Personal and Corporate Banking	17,385	17,062	17,330	15,353
Barclaycard	5,620	5,212	5,289	4,505
Africa Banking	3,699	4,799	4,387	4,855
Investment Bank	15,553	16,581	16,095	12,832
Head Office1	(2,636)	(8,377)	(7,136)	3,221
Barclays Core	39,621	35,277	35,965	40,766
Barclays Non-Core	15,215	17,532	17,053	10,805
Barclays Group	54,836	52,809	53,018	51,571

	Average Allocated Tangible Equity
	£m	£m	£m	£m
Personal and Corporate Banking	13,125	12,998	13,198	11,381
Barclaycard	4,511	4,037	4,130	3,421
Africa Banking	2,662	3,473	3,160	3,465
Investment Bank	14,889	15,999	15,498	12,241
Head Office1	(3,035)	(8,872)	(7,589)	2,700
Barclays Core	32,152	27,635	28,397	33,208
Barclays Non-Core	15,020	17,255	16,771	10,523
Barclays Group	47,172	44,890	45,168	43,731

1	Includes risk weighted assets and capital deductions in Head Office, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.

Appendix I – Performance Management

Restated Transform Update

Quarterly CTA Spend
	Q113	Q213	Q313	Q413	Q114	Total CTA Spend to Date
	£m	£m	£m	£m	£m	£m
Personal and Corporate Banking	(37)	(55)	(73)	(219)	(57)	(441)
Barclaycard	-	(5)	(6)	(38)	(13)	(62)
Africa Banking	-	(9)	(2)	(15)	(9)	(35)
Investment Bank	(116)	-	(3)	(71)	(130)	(320)
Head Office	(5)	5	-	(22)	(7)	(29)
Barclays Core	(158)	(64)	(84)	(365)	(216)	(887)
Barclays Non-Core	(356)	(62)	(17)	(103)	(24)	(562)
Barclays Group	(514)	(126)	(101)	(468)	(240)	(1,449)

Q1 2014 Restated Adjusted Performance Measures excluding CTA
Profit/(Loss) Before Tax	Return on Average Equity1	Cost: Income Ratio
	31.03.14	31.03.13		31.03.14	31.03.14
	£m	£m	% Change	%	%
Personal and Corporate Banking	745	632	18	12.1%	60%
Barclaycard	381	280	36	18.7%	39%
Africa Banking	249	264	(6)	11.8%	61%
Investment Bank	621	927	(33)	8.3%	71%
Head Office	66	6		0.7%	19%
Barclays Core	2,062	2,109	(2)	12.2%	60%
Barclays Non-Core	(129)	191		(4.5%)	118%
Barclays Group	1,933	2,300	(16)	7.7%	63%

2013 and 2012 Restated Adjusted Performance Measures excluding CTA
Profit/(Loss) Before Tax	Return on Average Equity1	Cost: Income Ratio
	31.12.13	31.12.12		31.12.13	31.12.13
	£m	£m	% Change	%	%
Personal and Corporate Banking	2,617	2,455	7	11.3%	63%
Barclaycard	1,232	1,161	6	16.2%	44%
Africa Banking	1,075	1,019	5	8.5%	62%
Investment Bank	2,470	2,554	(3)	10.2%	72%
Head Office	6	190	(97)	2.0%	100%
Barclays Core	7,400	7,379	-	13.2%	63%
Barclays Non-Core	(1,024)	220		(7.1%)	101%
Barclays Group	6,376	7,599	(16)	6.1%	66%

1	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents the dilution for Barclays Core and the Group respectively.

Appendix II – RWAs CRD IV RWAs	Q1 2014	2013
	£bn	£bn
Personal and Corporate Banking	116.1	118.3
Barclaycard	36.4	35.7
Africa Banking	36.6	38.0
Investment Bank	126.8	126.0
Head Office	7.5	7.7
Barclays Core	323.4	325.7
Barclays Non-Core	106.0	109.9
Barclays Group	429.4	435.6